September 8, 2017
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re: Neenah Paper, Inc. Form 10-K for Fiscal Year Ended December 31, 2016, Filed February 24, 2017, Definitive Proxy Statement on Schedule 14A Filed April 11, 2017 (File No. 001-32240)

Dear Mr. Schwall:

This letter is in response to the comment in the letter dated August 28, 2017, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for Fiscal Year Ended December 31, 2016, Filed February 24, 2017 and Definitive Proxy Statement on Schedule 14A Filed April 11, 2017 (File No. 001-32240). We have included the comment from your letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016
Executive Compensation, page 42

1.
We have reviewed your disclosure regarding your Executive Compensation which is incorporated by reference from your Definitive Proxy Statement. Please expand your discussion of the compensation you awarded to your named executive officers to address the significant changes to your compensation program for the fiscal year ended December 31, 2016. For example, explain why you have changed the target and outstanding levels associated with the “return on capital” and “constant currency sales” components of your performance share unit awards in fiscal year 2016, and why you have removed the “free cash flow as a percentage of net sales” component of those awards. Refer to Item 402(b) of Regulation S-K. We note in that regard comment 2 in our letter dated September 23, 2015 and your response thereto in your letter dated October 7, 2015.

Response: We respectfully inform the Commission that not including the expanded disclosure in our Definitive Proxy Statement consistent with our response to comment 2 in the Commission’s comment letter to us dated October 7, 2015, was an unintentional omission on our part. In Proxy Statements or Form 10-K filings requiring Executive Compensation under Item 402 of Regulation S-K, we will expand our discussion to include any significant changes to our executive compensation performance targets to more fully comply with Item 402(b) of Regulation S-K. The following example presents our proposed enhanced disclosures:
The target number of performance share units to be awarded to each named executive officer in 2016 was determined by dividing the value of the portion of the LTCP award to be awarded as performance share units (determined by the Compensation Committee as described above) using fair market value of the stock price as of the date of grant, and then rounded to the nearest ten shares. The target number of performance share units are increased or decreased (to an amount equal to between 40% to 200% of the target number) after a one year performance period. The units are then subject to a two year holding period. After the end of the performance period, the adjustment of the target number of shares will be calculated based on the Company's achievement of performance goals relative to the following criteria: year over year growth in sales (constant currency), year over year growth in return on invested capital (ROIC), and relative total shareholder return ("Relative TSR"). The Relative TSR (including dividend yield), is compared against the Russell 2000 Value Index.

The Company’s long-term compensation metrics are aligned with its strategic priorities to expand in high-value growing categories that are profitable and defensible, while achieving a ROIC that equals or exceeds the Company’s cost of capital and providing shareholders with an attractive return. In 2015, the Compensation Committee initiated a review of the long term incentive plan in light of the Company’s strategy and expectation for continued growth organically and through acquisitions.  Following that initial review, the Compensation Committee determined that the 2016 Awards should emphasize longer term metrics like sales growth, ROIC and total shareholder return, and remove free cash flow as a performance metric, which was viewed as potentially subject to more short term variability. In addition, targets for sales growth and ROIC were adjusted to reflect the continued expected role of acquisitions in driving profitable growth. These longer term metrics and targets are aligned with our strategic plans.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,
/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)